Exhibit 99.1

SCAILEX CORPORATION LTD (“the Company”)

25th November 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(via Magna)	(via Magna)

Dear Sirs,

Immediate Report

As part of the contacts conducted by Petroleum Capital Holdings Ltd (“PCH”), a subsidiary of the Company (80.1% owned), with the competent authority with in order to obtain a permit to control Oil Refineries Ltd. (“ORL”), a temporary arrangement was proposed to the competent authority pursuant to which shares of the two foreign entities, in respect of which questions have been raised by the competent authority, will be deposited on trust until the final decision with regard to the permit.

On 22nd November 2007, the authority’s answer was received to the effect that the proposed arrangement, whether temporary or permanent, is no answer to the State’s difficulties of allowing PCH’s application for a control permit.

Taking into account the authority’s aforesaid answer, an understanding has been reached between the Company and the foreign entity which holds the remaining interest in PCH (19.9%), pursuant to which it will completely retire from PCH so that all the share capital and control of PCH will be held solely by the Company. In addition, an understanding has been reached with the other foreign entity, which has indirect minority holdings in the control group, to cancel a lien over some of the control group’s shares, the existence of which the authority viewed as a difficulty.

Notice of the aforegoing was given to the competent authority today, 25th November 2007, and PCH intends to continue contacts with the competent authority in order to obtain a control permit on the basis of the aforegoing understandings.

Yours faithfully,

Scailex Corporation Ltd